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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On January 8, 2002, Compaq posted the following article to its internal intranet. The article refers to a letter from members of the HP board of directors to Walter Hewlett, also included below.


HP BOARD ISSUES LETTER TO WALTER HEWLETT

The following letter signed by eight members of the Hewlett-Packard Board of Directors was sent to Walter Hewlett following his recent public filing with the Securities and Exchange Commission.

Dear Walter:

We are disappointed with your recent public filing with the Securities and Exchange Commission.

With respect to your financial advocacy, we refer to HP's filing with the Securities and Exchange Commission on December 19, 2001 which contains a proper description of the financial aspects of the merger and a summary of flaws in the presentations prepared by you and your advisors in opposition to the merger.

We are particularly disturbed by your public presentation of your actions as a director, and specifically note the following:

o We know you to be an independent thinker and an experienced board member who knows very well what your fiduciary duties are - to vote as a director in the best interests of HP shareowners. We all assumed that you were upholding those duties when you willingly voted in favor of the merger as a director. To suggest that you were pressured into approving the merger is inaccurate and inappropriate.

o In addition, you were never advised that HP would be forced to pay a higher price for Compaq if you voted against the merger. In fact, there was no discussion regarding a non-unanimous board vote requiring the payment of a higher price for Compaq. Moreover, as you know, at the time of the alleged discussions regarding these matters, price, among other significant issues, remained unresolved.

o We believe it is inappropriate that you neglected to disclose in your recent filing that you failed to attend key meetings of the HP board of directors at which financial and strategic aspects of the merger were discussed in detail.


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o    Contrary to your public assertions otherwise, neither the board nor management were informed how you would vote your shares until one-half hour before your public announcement on November 6, 2001.

Walter, we understand that your investment and other motivations may be different from those of other shareowners; this would account for you voting differently as a director and as a shareowner, and, perhaps, for recently published reports of the sale of HP shares by the foundation you chair.

As you are aware, the company and the board have spent considerable time analyzing the strategic alternatives available to HP to preserve and create shareowner value. Our board process was deliberate, thorough and complete, with management and advisor input and debate among all of the directors. We collectively concluded that the merger represented by far the single best strategic alternative for the company. Quite frankly Walter, you have never offered an alternative strategy that we all haven't debated and rejected.

Our strategy is compelling and we remain confident in management's ability to execute on the plan that we all debated and endorsed.

Philip M. Condit, HP Director
Patricia C. Dunn, HP Director
Carleton S. Fiorina, HP Chairman of the Board and Chief Executive Officer Sam Ginn, HP Director
Richard A. Hackborn, HP Director
George A. Keyworth II, HP Director
Robert E. Knowling Jr., HP Director
Robert P. Wayman, HP Director, Executive Vice President and Chief Financial Officer


FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could

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differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President)


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and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.